Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 9, 2012

Relating to Preliminary Prospectus issued May 3, 2012

Registration Statement No. 333-179287

FACEBOOK, INC.

Update to Preliminary Prospectus

Issued May 3, 2012

This free writing prospectus relates only to the initial public offering of Class A common stock of Facebook, Inc. and should be read together with the preliminary prospectus issued May 3, 2012 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-179287) relating to these securities. On May 9, 2012, Facebook filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1326801/000119312512222368/d287954ds1a.htm

References to “Facebook,” “we” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 6 and supplements and updates the information contained in the Preliminary Prospectus.

The following supplements the discussion on page 14 of the Preliminary Prospectus under the caption “Risk Factors – Growth in use of Facebook through our mobile products, where our ability to monetize is unproven, as a substitute for use on personal computers may negatively affect our revenue and financial results.”

We believe this increased usage of Facebook on mobile devices has contributed to the recent trend of our daily active users (DAUs) increasing more rapidly than the increase in the number of ads delivered.

The following supplements the discussion on page 17 of the Preliminary Prospectus under the caption “Risk Factors – Our culture emphasizes rapid innovation and prioritizes user engagement over short-term financial results.”

As an example, we believe that the recent trend of our DAUs increasing more rapidly than the increase in the number of ads delivered has been due in part to certain pages having fewer ads per page as a result of these kinds of product decisions.

The following supplements the discussion on page 57 of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Three Months Ended March 31, 2011 and 2012.”

Based upon our experience in the second quarter of 2012 to date, the trend we saw in the first quarter of DAUs increasing more rapidly than the increase in number of ads delivered has continued. We believe this trend is driven in part by increased usage of Facebook on mobile devices where we have only recently begun showing an immaterial number of sponsored stories in News Feed, and in part due to certain pages having fewer ads per page as a result of product decisions. For additional information on factors that may affect these matters, see “Risk Factors – Growth in use of Facebook through our mobile products, where our ability to monetize is unproven, as a substitute for use on personal computers may negatively affect our revenue and financial results” and “Risk Factors – Our culture emphasizes rapid innovation and prioritizes user engagement over short-term financial results.”

Facebook has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Facebook has filed with the SEC for more complete information about Facebook and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of Morgan Stanley & Co. LLC Attention: Prospectus Department 180 Varick Street, 2nd Floor, New York, New York 10014 telephone: 866-718-1649 email: prospectus@morganstanley.com.